FOLLOW HER: A THRILLER FILM!

# Join Emmy award winning filmmakers for this new social media horror movie!



followherfilm.com New York NY



Entertainment | Film | Female Founder | Art | Social Impact

## Highlights

1. The film has already been shot and edited, only awaiting color, fx, & music!

## Highlights

1. The film has already been shot and edited, only awaiting color, fx, & music!

2. Our team is filled with Emmy winners, Oscar Nominees, and social media stars.
3. Horror/Thriller films are the most PROFITABLE genre. (15% more than Comedies, 20% more than Dramas)
4. Since COVID-19 halted productions, streaming services and distributors are hungry for new content.
5. The cast's vast social media following (over 850k Instagram followers) will help drive sales.
6. Tackles relevant issues related to social media, tapping into a large market.
7. Director Sylvia is an Emmy award winner and seasoned festival director with previous film sales.
8. Anarchy & Wild Union (Amityville Murders, Uncut Gems) are companies attached for post-production.

8. Anarchy & Wild Union (Amityville Murders, Uncut Gems) are companies attached for post-production.

## Our Team



**Sylvia Caminer** Director/Producer of Follow Her

A two-time Emmy Award Winning Director and/or Producer with 17 features that have screened at 100+ festivals worldwide (SXSW, Oldenburg, Montreal & HotDocs) and secured distribution with Lionsgate, Grindstone, HBO, Netflix, Hulu, Amazon & Epix.

Follow Her is a commercial film that delves into the dark side of social media. Following the successful release of The Social Dilemma, media platforms can be designed to be addictive, manipulative and destructive. And very invasive. We felt it was important to create a project that highlights this in a timely, relevant and thrilling manner.



**Dani Barker** Writer/Producer/Actor in Follow Her

Creator of the successful web series Starvival turned into TBS show The Unprofessionals and the show Squirm on Canada's diverse channel OUTtv.



**Michael Indjeian** Producer on Follow Her

Emmy® Award Winning Producer, Director & Writer with 23 years in film, television and commercials.



**Sibyl Santiago** Co-producer on Follow Her

30+ years experience in film, television & stage production. President of Sitting Cat Productions and



head of Soho Film Festival. Films include "SAM" with Executive Producer Mel Brooks, "ALONE TOGETHER" with Project 8 and "PRENUP" with Regal Films.



**John Gallagher**  Co-Executive Producer on Follow Her

Honored with seven career achievement awards, John has made 20 features & 20 shorts. His work has been distributed by New Line Cinema, Columbia TriStar. HBO, CBS Fox and Random Media among others, and played in 100 international festivals.



**Luke Geissbuhler**  Cinematographer on Follow Her

Oscar-nominated cinematographer Luke Geissbuhler has shot more than 30 features/docs/unscripted series and is well known for his collaborations with Sacha Baron Cohen on "Borat", "Who Is America" and "Borat 2" - about to be released!



**Chris Gaunt**  Executive Producer/Actor on Follow Her

Chris spent over 30 yrs in the business world before proactively departing to act, produce & write full-time. Over the past few years, Chris has acted in a number of features, shorts, commercials & music videos & has been a producer on 6 films.

## Follow Her - a Psychological Thriller Film

Follow Her is a cautionary tale that delves into the dark side of social media and one woman's alarming journey in search of "likes" and "followers." We wanted to make a compelling and commercial thriller that spins social media on its head and shows us a startling future we could be heading towards.

The film is shot, it's edited, and all we need are closing funds to finish the final touches on the film.



**SYNOPSIS**

Struggling actress and moderately successful live-streaming star Jess Peters, otherwise known as J-PEEPS, has found her way into the zeitgeist. By secretly filming creepy interactions she encounters via Craigslist, she uses the kinks and weirdness of others for Internet success.

For her next episode, she's hired to write the ending of a screenplay which leads her to a cabin in the woods with Tom, the alluring self-proclaimed screenwriter. Upon receiving the script, Jess realizes she is the main character in the story and Tom is not at all who he seems — this is a Craigslist experience where Jess should really be afraid...



**OUR TEAM**

We assembled an incredible team behind this project filled with talent galore. From award winners to social media phenoms, we've assembled the best of the best.

The film is helmed by director/producer  Sylvia Caminer, who is a two-time Emmy award winner. It was shot by the Oscar-nominated Luke Geissbuhler most notable for shooting Borat (I&II), Match and Fahrenheit 11/9.

Producing the film is **Michael Indjeian**, owner of Giddy Productions, and **Sibyl Santiago**, the festival director of the Soho Film Festival in New York and Founder of Sitting Cat Productions. Legendary indie filmmaker, John Gallagher, is a Co-Executive Producer.



Switch this out with a crew photo

**Dani Barker**, the creator of the successful web series Starvival turned TBS show The Unprofessionals, wrote and stars in Follow Her. Her co-lead in the film, **Luke Cook**, most known for his role in The Chilling Adventures of Sabrina, brings with him over 735k followers increasing at a rapid rate

In addition, the cast is topped off with **Mark Moses** (Mad Men, Desperate Housewives, Platoon) and rising star **Eliana Jones** (Night Hunter, Northern Rescue).



**WHAT YOU GET BY CONTRIBUTING**

Unlike other platforms, Wefunder allows you to become a real partner with the filmmakers as an INVESTOR. This puts the power back in the film team and allows for more original films to get made! For us to be successful we must raise a minimum of $50,000 USD. All our investors would receive their investment back + 20% and then we start sharing in the profits. For exact details on how the funds will be used, click READ MORE OF THE STORY below or scroll to the very bottom of the page.

Post production is one of the most expensive parts of indie filmmaking! Being that this is a social media film, our visual effects alone cost $50,000 (Note: all funds are in USD). Similar to Kickstarter, we need a minimum amount on this platform in order to access funds. That minimum is $50,000.

If we raise: **$50,000**

Use of Proceeds:



40% towards Sound Design; 15% towards Color Correction; 35% towards VFX & GFX including main title design; 2.5% towards Original Score, 7.5% towards Wefunder intermediary fee

If we raise: **$120,000**

Use of Proceeds:


$120k Budget
7.5%
6.5%
2%
20%
Sound Design
20%
Contingency
5%
6%
33%
VFX & GFX

20% towards Sound Design, 33% towards VFX & GFX including main title design, 6% towards Original Score, 5% towards Final Editing, 20% towards Contingency, 2% towards Travel, 6.5% towards General Expenses, 7.5% towards Wefunder intermediary fee

**MARKET OPPORTUNITY**

Since COVID-19, streaming services are hungry for more content!! On top of that, the Psychological Horror Thriller (sub-genre of Horror Movies) is BOOMING; during 2016, 1,028 movies of this genre were produced – TWICE the number made in 2006.

Marketing for Classified Films LLC will be done through a variety of mediums with the Internet being the primary driver. Pre-roll advertising will contain releasing the trailers and behind the scene shorts through YouTube, Instagram, Facebook, and Twitter. Since this is a psychological horror-thriller, the company will explore public stunts and influencer marketing they can pull to create audience interest in the movie.

**OUR AUDIENCE**

Follow Her will appeal to an adult male/female audience, 17-50 age range. Fans of psychological horror thrillers will be attracted to this film. With Luke cook attached as our male lead TOM BRADY we will be able to tap into the fan base associated with the highly successful Netflix series CHILLING ADVENTURES OF SABRINA as well as the hit CW series KATY KEANE.

Follow Her anticipates that the primary audience for FOLLOW HER will be from USA, Mexico, India, China, Japan, Russian Federation, Germany, France and the United Kingdom.

The cinematic approach and storyline of the film is inspired by such recent thriller successes as 10 CLOVERFIELD LANE, DON'T BREATHE and THE STRANGERS. The FOLLOW HER team has made a visually stunning film paying extreme attention to the production design, cinematography and costumes! Now in post-production we are filling out the world of the film through extensive sound design and VFX/GFX.

**COMPARABLES**

Like many low budget films, it's easier to recoup costs when budget costs are low. Some comparable films *story-wise* and *budget-wise* are: Hard Candy, Get Out, It Follows and films like Unfriended and Friend Request.

Take a look at the breakdown below for approximate budget numbers.


In The Tradition Of
HARD CANDY
Budget:1MM
WW Box
Office:8.2MM
GET OUT
Budget:4.5MM
WW Box
Office:255.5MM
IT FOLLOWS
Budget:2MM
WW Box
Office:23.3 MM
UNFRIENDED.
DARK WEB
Budget:1MM
WW Box
Office:9.6MM
TRUTH OR DARE
Budget:3.5MM
WW Box
Office:86MM
KNOCK KNOCK
Budget:2MM
WW Box
Office:6.3MM
HARD CANDY
GET OUT
IT FOLLOWS
"ONE OF THE MOST EVIL FILMS BLUMHOUSE HAS EVER MADE"
UNFRIENDED
DARK WEB
STEPHEN SUSCO
JULY 20
TRUTH OR DARE
APRIL
KNOCK KNOCK

**RELEVANCE / TIMING**

Follow Her is a complex battle of wits while exposing a deep contrast between an addict- filled digital world and a world that exists outside of phone signals.

It raises the question: *At what lengths will people go to to keep people entertained and how far is too far for fame?*

While still striving to balance out Hollywood's age old gender inequality, we bring you this bone-thriller feature not only written by a female powerhouse but directed by one! There's no better time than now to support female filmmakers making cutting edge content that keeps you on your toes.

While we desperately need equality and inclusivity to create better films, we filmmakers want the best films to be selected on merit and not on gender parity.

**PRESTIGE DIRECTOR PRODUCTION COMPANY**


CHOSEN
AFTERMATH
GRACE.
DUTCH BOOK
Affair of the Heart
THEY NEVER DID.
LOVE N' DANCING
BREAKING POINT
TANZANIA
A Journey Within

DolGer Films is a very active production company based in New York and Florida. DolGer has produced projects around the world from Tanzania to Vancouver to Paris. It is currently in production on 2 features (1 narrative & 1 Documentary) in active development on 2 non-fiction series and 2 Narrative features. DolGer has produced 7 feature films including acting as the U.S. production company for a Harvey Keitel WWII epic, "Chosen" which secured distribution with Lionsgate and Grindstone. DolGer has also worked with among others Netflix, Hulu, Epix, Amazon, EOne, & Freestyle.

DolGer Films projects have been accepted into TOP FESTIVALS: SXSW, Nashville, Sidewalk, Denver, Mill Valley, Florida, Soho, Oldenburg, Montreal, HotDocs, IDFA, Karlovy Vary, Palm Springs, Cinequest, Ft. Lauderdale and Avignon, to name a few.

We plan to take this film to festivals around the world. We have already submitted to Sundance! The first of many, many more in 2021:


SUNDANCE
FILM FESTIVAL

**FESTIVALS DEADLINES:**

Cannes (March 2021), TIFF (Feb 2021), Fantasia (Mar 2021), Sitges (July 2021), VIFF (Vancouver Intl Festival), SXSW (loves horror! - March 2021), Tribeca (April 2021).

Other festivals we are planning to submit to: Venice, Colorado, Oldenburg, Cinefest, Berlin, Telluride and Raindance.

HORROR FESTS:

Midnight Madness (Toronto)

Overlook, Bifan, Fantastic Fest, London Independent Film Fest.

Frightfest, MOTELX, Cinequest, NIGHTMARES FILM FESTIVAL.

Popcorn frights is fun! Etheria Film Festival is awesome. Stanley Film Festival

Popcorn Frights is fun! Etheria Film Festival is awesome. Stanley Film Festival was the festival in the Shining House. Horrorhound is great as well.



**ABOUT THE GENRE - PSYCHOLOGICAL THRILLER HORROR**

There are all kinds of ways to frighten an audience, as the proud, diverse catalog of horror movies demonstrates, however; psychological horror is a particularly tricky technique to pull off. All of cinema is an exercise in empathy, but to drag an audience down into the pits of a disturbed mind requires vision, technical precision, and a willingness to put your viewer through absolute hell.

This genre often emphasizes the unstable or delusional psychological states of its characters having a "dissolving sense of reality." It is often told through the viewpoint of psychologically stressed characters, revealing their distorted mental perceptions and focusing on the complex and often tortured relationships between obsessive and pathological characters. Psychological thrillers often incorporate elements of mystery, drama, action, and paranoia.

Psychological horror relies on mental, emotional and psychological states to frighten, disturb or unsettle readers, viewers, or players. The subgenre frequently overlaps with the related subgenre of a psychological thriller, and it often uses mystery elements and characters with unstable, unreliable, or disturbed psychological states to enhance the suspense, drama, action, and horror of the setting and plot and to provide an overall unpleasant, unsettling, or distressing atmosphere.

**WHY INVEST IN US?**

Follow Her is a fresh, new concept that will jump-start a whole series of films. It's clever, well-written, unique, scary, heartfelt, and deeply disturbing posing a question of morality around: *who the bad guy really is*. The true horror of the film is anyone watching can easily see themselves in this situation.

Indie horror movies don't need big names to make a big profit. Films like Unfriended, Dark Web and Truth or Dare are horror films made in the last few years that have profited at least ten times the amount it cost to make them - and without the use of big name talent. It's very common for an independent producer to strike a six-figure deal on a micro-budget feature, especially in this genre.

Our film will deliver the realism, production value, and level of character depth of much higher-budgeted theatrically released comparable films. The relatability of the characters and their relationship, along with a dedicated cast & crew, makes for a well-executed film.

The stage has been set and the live-stream has begun, are you going to join the show or watch from behind your screen? Invest in *Follow Her* today.

## Downloads

Follow Her - pitch deck 2020.pdf